EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements of AirNet Communications Corporation (the Company) on Form S-8 (No. 333-31468 and No. 333019434) and on Form S-3 (No. 333-115698) of our report dated March 5, 2004, March 22, 2005 as to the effects of the restatement described in Note 2, (which report expresses an unqualified opinion and includes explanatory paragraphs related to substantial doubt as to the Company’s ability to continue as a going concern and related to the restatement described in Note 2) appearing in the Annual Report on Form 10-K of AirNet Communications Corporation for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Orlando, Florida

March 25, 2005